Del Monte Pacific Limited

c/o 78 Shenton Way #26-01, Singapore 079120
Telephone No: (65) 6324 6822 Facsimile No : (65) 6221 9477

04036210

28 July 2004

By Courier

SEC No. 82-5068

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549

RECEIVED
2004 AUG 12 P 12: 02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2 (b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

Trunk Line	:	(+63-2) 8107501
Direct Line	:	(+63-2) 8481660
Fax No.	:	(+63-2) 8480308
E-mail	:	deguzmanrb@delmonte-phil.com
		ginnydg@info.com.ph

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

Thank you .

Yours sincerely,

for **REGINA SIMONA B. DE GUZMAN**
Assistant Secretary

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

dlw 8/12

cc: Ms. Kelly Gaston
Asia Client Services
The Bank of New York
Depositary Receipts
101 Barclay St., 22nd Floor West
New York, NY 10286

SEC NO. 82-5068

DEL MONTE PACIFIC LIMITED

SGX ANNOUNCEMENTS

MASNET NO.	*ANNOUNCEMENT NO.*	*DATE*	*PARTICULARS*
106	131	01.07.2004	Press Release - Del Monte Pacific to Acquire China-Based Fruit Juice Company
111	125	06.07.2004	Response to SGX Queries on the Announcement of the Proposed Acquisition of a China-Based Fruit Juice Company
17	17	09.07.2004	Del Monte Pacific Completes Acquisition of Great Lakes
58	61	20.07.2004	Revised Business Outlook for 2004

SEC. NO. 82-5068

MASNET No. 106 OF 01.07.2004
Announcement No. 131

DEL MONTE PACIFIC LIMITED

PRESS RELEASE - DEL MONTE PACIFIC TO ACQUIRE CHINA-BASED FRUIT JUICE COMPANY

Del Monte Pacific to Acquire China-Based Fruit Juice Company

A strategic step to expand growth

Adds China to existing markets for branded expansion
Adds apple to pineapple for global supply of processed fruit

Singapore, 1 July 2004 – Mainboard-listed Del Monte Pacific Ltd ("DMPL") announced today the proposed acquisition of Great Lakes Fresh Foods and Juice Company Ltd ("Great Lakes" or "the Company"), a Tianjin-based premium fruit juice producer.

Great Lakes, with net sales of US$8.1 million in 2003, is a leading player in the 100%-juice market in China through its flagship Great Lakes brand. The Company also produces and distributes the Company-owned Ming Lang brand for the juice drink segment and the licensed Rougemont brand for the food service market.

American entrepreneur Paul Rasch, whose family has been major apple growers and processors for more than 75 years in Michigan, USA, founded Great Lakes in 1994. Since then, Mr Rasch has developed a talented and experienced local management team.

DMPL, with net sales of US$200 million, owns one of the world's largest integrated pineapple growing and processing operations in the Philippines. DMPL supplies processed tropical fruit globally and owns the Del Monte brand in the Philippines and the Indian sub-continent.

"The proposed acquisition of Great Lakes is a significant step to expand our growth platform," said Chairman Tony Chew. "Now we will offer two of the world's most important fruits - pineapples and apples – to global markets. In addition, we gain entry into the potentially enormous China market for fruit-based consumer products, adding another leg to our existing branded business."

The juice and processed fruit market in China stands to grow significantly in line with rising consumer purchasing power. There is huge room for growth in China's fruit juice market based on the current 1.7-litre per capita consumption, compared with the 8-litre world average and the US level of more than 50 litres.

China is the world's largest producer of apples and apple-based products, accounting for almost half of global output, and this export potential has not been fully realised. Also, China is well-positioned to become a major force in the world market for deciduous fruits other than apples.

While Great Lakes is not expected to have a material impact on net profit in the short to medium term, DMPL believes the acquisition will contribute meaningfully to the Group in the longer term.

DMPL has offered to acquire 89% of Great Lakes for US$6.3 million, which will be financed entirely by internal cash reserves. DMPL will also provide assistance to secure the necessary working capital to allow Great Lakes to grow their business both domestically and internationally.

Paul Rasch will remain as President and shareholder of Great Lakes. "I'm very excited about combining Del Monte Pacific's global marketing network and technical expertise with Great Lakes' apple processing know-how and foothold in the fast-growing China juice market," said Mr. Rasch.

The transaction is subject to conditions of closing being met, with completion and payment expected to take place in July.

TERMS OF ACQUISITION

DMPL's initial investment will be US$6.3 million for an 89% stake in Abpak Company Ltd, a Hong Kong-based holding company, which owns 100% of Great Lakes. Of this amount, US$4.3 million will be utilised to purchase shares from existing Abpak shareholders, while the balance of US$2 million will be used to subscribe to new shares. The acquisition will be financed entirely by DMPL's internal cash reserves.

DMPL has also committed to make an offer for the remaining 11% of the Company's shares on the second anniversary of the completion at the same price per share plus accrued annual interest at 3.3%.

The consideration was arrived at after arm's-length negotiations on a willing buyer-willing seller basis taking into account, but not limited to, the growth prospects of Great Lakes, its brands, its market share, its distribution network, its new facilities in Tianjin and its team of experienced management and staff.

Great Lakes currently has a negative NTA of US$1.6 million as a result of its US$6.5 million investment in building its brand and distribution network over the last 10 years.

As part of this acquisition, DMPL will provide assistance to secure additional working capital of US$2.5 million to allow Great Lakes to grow their business both domestically and internationally.

For enquiries, please contact Jennifer Luy at +65 6228 9702 or jluy@delmontepacific.com.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Regina Simona B de Guzman, Assistant Company Secretary on 01/07/2004 to the SGX

MASNET No. 111 OF 06.07.2004
Announcement No. 125

SEC. NO. 82-5068

DEL MONTE PACIFIC LIMITED

RESPONSE TO SGX QUERIES ON THE ANNOUNCEMENT OF THE PROPOSED ACQUISITION OF A CHINA-BASED FRUIT JUICE COMPANY

Del Monte Pacific Limited ("DMPL") provides the following information in response to the queries raised by the SGX in their letter dated 2 July 2004:

SGX Query: ***Please provide details on how the transaction is classified based on the various thresholds set out in Rule 1006 of the Listing Manual.***

Response:

The proposed acquisition of the shares of Abpak Company Limited ("Abpak"), which owns 100% of Great Lakes Fresh Foods and Juice Company Limited ("Great Lakes"), is classified as a non-discloseable transaction for the following reasons:

(i) the net profit (defined under Rule 1002(3b) as profit or loss before income tax, minority interests and extraordinary items) attributable to Abpak for both the full year ended 31 December 2003 and the first quarter ended 31 March 2004 is less than 5% of DMPL's consolidated net profit of US$ 31.89 million and US$ 5.75 million respectively for the corresponding periods; and

(ii) the aggregate value of the consideration is less than 5% of DMPL's market capitalisation of US$ 396 million as at 30 June 2004, the market day preceding the date of the sale and purchase agreement.

SGX Query: ***If the transaction is a non-discloseable transaction, please ensure that the announcement includes the following information as set out in Rule 1008:***

(a) ***details of the consideration as required in Rule 1010(3) (to provide the estimated consideration for the acquisition of 100% shareholding of Abpak Company Ltd); and***

(b) ***the value of assets acquired of as required in Rule 1010(5) (to specify the cut-off date)***

Response:

The terms of the acquisition provide for an aggregate consideration of US$ 10.1 million. This includes the initial investment of US$6.3 million, of which about US$4.3 million is utilized to purchase shares from existing Abpak shareholders and US$2 million to be used to subscribe to new shares. An offer for the remaining 11% interest will be made on the second anniversary of the completion for about US$1.3 million. The Company will also provide assistance to secure additional working capital of US$2.5 million to enable Great Lakes to grow their business.

As at 30 June 2004, Abpak has a negative NTA of US$1.6 million.

<u>SGX Query</u>: Also, the Company is required to clarify the following:

1) ***Whether the CEO, director, and its substantial shareholders have any interest in transaction; and***

2) ***Details on how DMPL will provide assistance to secure additional working capital of US$2.5 million to enable Great Lakes to grow their business.***

Response:

No officer, director or any substantial shareholder of the DMPL group has any interest in the transaction.

The provision for assistance to secure additional working capital of US$2.5 million for Great Lakes will be by way of a guarantee by DMPL or any of its subsidiaries of a working capital bank loan of Great Lakes.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Regina Simona B de Guzman, Assistant Company Secretary on 06/07/2004 to the SGX

MASNET No. 17 OF 09.07.2004
Announcement No. 17

SEC. NO. 82-5068

DEL MONTE PACIFIC LIMITED

DEL MONTE PACIFIC COMPLETES ACQUISITION OF GREAT LAKES

Further to the announcement dated 1 July 2004, "Del Monte Pacific to Acquire China-Based Fruit Juice Company", Del Monte Pacific Ltd ("DMPL") announced today the completion of the acquisition of 89% of Abpak Company Limited ("Abpak") and its wholly-owned subsidiary, Great Lakes Fresh Foods and Juice Company Ltd ("Great Lakes").

With this transaction, Abpak and Great Lakes have become new subsidiary companies of DMPL. Since Abpak is a Hong Kong holding company, DMPL has applied for the deregistration of its dormant Hong Kong subsidiary, Hordaland Company Limited.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Regina Simona B de Guzman, Assistant Company Secretary on 09/07/2004 to the SGX

SEC. NO. 82-5068

MASNET No. 58 OF 20.07.2004
Announcement No. 61

DEL MONTE PACIFIC LIMITED

REVISED BUSINESS OUTLOOK FOR 2004

The Board of Directors of Del Monte Pacific Limited ("DMPL" or the "Company") would like to refer to the announcement of the Company's results for the first quarter ended 31 March 2004 issued on 29 April 2004 (Masnet No. 11 of 29.04.04). In that announcement, the Company reported a 4% improvement in net profit versus the prior year period and stated that it expects its results for the full year 2004 to be comparable to or slightly better than those achieved in 2003.

Since then, while the Company has continued to achieve growth in sales, certain factors have developed which have impacted profits. The most significant factor is the unanticipated price adjustments by a major overseas customer under the terms of a long term supply agreement. Further, rising costs of tinplates and fuel have had a negative impact on profits.

As a result of these circumstances, the Company no longer believes that it will be able to achieve results as stated in the previous Outlook Statement. It is anticipated that the Company's consolidated net profit for the first half ending 30 June 2004 and for the full year 2004 will be lower than that for the same periods in 2003.

Management is strongly addressing these issues and is taking measures to minimise any future financial impact.

The Directors expect to release the Company's first half results in early August, 2004.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Regina Simona B de Guzman, Assistant Company Secretary on 20/07/2004 to the SGX